SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              (Check One) Form 20-F  X     Form 40-F
                                   -----            --------

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


               (Check One) Yes        No   X
                              ------    -------
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))


               (Check One) Yes        No   X
                              ------    -------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               (Check One) Yes        No   X
                              ------    -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-      .)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                         CNPJ/MF No. 02.558.156/0001-18
                             NIRE No. 26.3.0001109-3

                                   CALL NOTICE
         ANNUAL SHAREHOLDERS' MEETING AND SPECIAL SHAREHOLDERS' MEETING

Shareholders of Tele Nordeste Celular Participacoes S.A. (the "Company") are invited to the Annual Shareholders' Meeting and to the Special Shareholders' Meeting of the Company, to he held on April 22, 2004, at 1:00 p.m. and at 2:00 p.m., respectively, at the head offices of the Company in the City of Jaboatao dos Guararapes, State of Pernambuco, located at Avenida Ayrton Senna da Silva, 1633, ground floor, Piedade, to decide on the following matters:

At the Annual Shareholders' Meeting:
------------------------------------

1) Financial Statements for Fiscal Year 2003 and Annual Report;
2) Allocation of 2003 Results and Dividend Distribution;
3) Election of Board of Directors Members;
4) Election of Audit Committee Members;
5) Determination of Officers' Total  Compensation.

At the Special Shareholders' Meeting:
-------------------------------------

1) Capital Budget Proposal;
2) Fiscal Benefit Capitalization Proposal for fiscal year 2003, in the amount of R$ 25,180,628.40 (twenty-five million, one hundred and eighty thousand, six hundred and twenty-eight reais and forty cents), resulting from the goodwill amortization incorporated by its subsidiary, TIM Nordeste Telecomunicacoes S.A., on June 30, 2000, according to CVM Instruction No. 319/99;
3) Capital Increase Proposal with no Issuance of Shares, in the amount of R$ 84,809,295.15 (eighty-four million, eight hundred and nine thousand, two hundred and ninety-five reais and fifteen cents), in relation to excess reserves, under provisions of Article 40, paragraph 2 of the Bylaws;
4) Proposal to amend Article 3 (Company Head Offices) and Article 5
   (Share Capital) of the Bylaws;
5) Proposal for Audit Committee Rules.

Notes:

a) According to Article 25, Sole Paragraph of the Bylaws, shareholders of the Company that participate in the Exchangeable Custody of Stock Exchange Nominal Shares and wish to participate in the Meetings must submit, up to two (02) business days before the meeting at the head office of the Company, statement issued up to five (05) days before the Meetings by the depositary institution of such shares, containing their share position;
b) The shareholder who desires to be represented by proxy, must deposit the respective proxy instrument, with special powers, at the Company's head offices, up to two (2) days before the Meeting;
c) The documents concerning the above-mentioned Meetings will be available to the shareholders, at the Company's head offices on the date this Call Notice is published.
d) According to provisions of CVM Instruction No. 165, of December 11, 1991, and provisions contained in CVM Instruction No. 282 - Article 01, of June 26, 1998, the percentage to apply for multiple votes shall be five (05) percent of voting capital.


                     Jaboatao dos Guararapes, April 6, 2004.

                          Mario Cesar Pereira de Araujo
                       President of the Board of Directors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: April 13, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer